Exhibit 1

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON ANNOUNCES EXPANDED SUMMER EXPLORATION
PROGRAM ON WHEELER RIVER PROPERTY
Toronto, ON — May 13, 2010... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to report that the Wheeler River joint venture partners (the “Joint Venture”) have approved the addition of a third drilling rig for the upcoming summer program. The summer program is anticipated to begin in early June and will involve the drilling of 45 holes for approximately 20,000 metres. The anticipated spending for the year is now estimated at CDN$7.0 million (Denison’s share, CDN$3.6 million).
Summer Drill Program
The summer 2010 drill program will initially have three primary areas of focus. One rig will concentrate on drilling the known Phoenix Zone A mineralization to further expand the zone. The second drill will focus on Area D in the extreme northeast, where drill holes WR-309 and 309A from the winter program intercepted a silicified cap and strong sandstone and basement alteration. This rig will also test strike extensions to the southwest of Zone A. The third rig will concentrate solely on identified untested geophysical anomalies along the favourable horizon over a strike length of seven kilometres to the northeast and southwest of the known Zone A of the Phoenix deposit.
Winter Drill Program Results
Assay results from the final nine drill holes of the winter drill program have been received. Previously released initial probe results (April 26, 2010) are confirmed by the assay results. The following table shows only the significant mineral intersections from the final nine drill holes of the winter program.
2010 Winter Program Results

				Assay
	From	To	Interval	Grade	Grade Thickness
Hole	(m)	(m)	(m)	(% U3O8)	(m - % U3O8)
WR-305	402.0	408.5	6.5	25.50	165.75
WR-306	406.5	414.0	7.5	33.22	249.15
WR-308	404.5	406.5	2.0	2.00	4.00
WR-311	402.5	409.0	6.5	6.66	43.29

Notes:	Only the highest assay is shown where there were multiple intersections. All assay grades are presented at a cut-off grade of 0.05% U3O8.
There were no significant mineral intersections in drill holes WR-303, 304, 307, 309A and 310. The attached map illustrates the entire 2010 winter program drilling results.
Drill holes 305 and 306 increased the Phoenix Zone A deposit’s strike length by approximately 50 metres to the south west and demonstrated the presence of a high-grade core of mineralized intersections over appreciable widths over the entire strike length.

Resource Study
At the recent Joint Venture meeting, the partners also approved the preparation of an initial resource study in accordance with National Instrument 43-101 which will incorporate the results of the summer drilling program at the Phoenix deposit. The Company anticipates that this report will be completed by the fourth quarter of 2010.
The Phoenix deposit is located on the Wheeler River property which is located between the McArthur River Mine and Key Lake mill complex. Denison is the operator and holds a 60% interest in the Wheeler River Property. Cameco Corp. holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.
The technical information contained in this press release related to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a qualified person as defined by NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 19, 2010 filed under the Company’s profile on the SEDAR website. All drill holes reported to date were drilled at either -80 or -90 degrees, and while the exact attitude of the mineralization remains uncertain, it is believed, at this time, that the mineralized intervals represent near true widths.
About Denison
Denison Mines Corp. is a mid-sized uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company also has ownership interests in two of the four conventional uranium mills currently operating in North America. Denison also has a portfolio of exploration and development projects in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements Regarding Forward Looking Information
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” and “has the potential to”.
Forward looking statements are based on the assumptions noted in this press release and on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development, production and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010, available at http://www.sedar.com and its Form 40-F for the financial year ended December 31, 2009, available at http://www.sec.gov, as well as the following: global financial conditions; volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; the market price of Denison’s securities; the ability to access capital; the ability of Denison to meet its obligations to its creditors; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical and processing problems; and, the potential influence of, or reliance upon, a business partner.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations, except as otherwise required by applicable legislation.

DENISON MINES
DENISON MINES CORP.
WHEELER RIVER PROPERTY
PHOENIX URANIUM DISCOVERY
Denison 60% Cameco 30% JCU 10%
• Only the highest grade intersections are shown where drill holes have more than one mineralized interval.
• Holes WR-269, WR-283, WR-287, WR-288, WR-294, and WR-295 are reported using downhole probe equivalent grade
• Results of the Winter 2010 program highlighted in yellow
• Grade*Thickness contours based on results to hole WR-311 of the winter program.
WR-300 33.60%U3O8/3.5m
WR-274 4.83%U3O8/8.3m
WR-285 0.24%U3O8/2.0m
WR-279 0.26%U3O8/0.5m
WR-276 1.29%U3O8/3.0m
WR-290 8.02%U3O8/5.0m
WR-281 2.08%U3O8/2.0m
WR-287 32.8%eU3O8/7.6m
WR-301 2.40%U3O8/8.5m
WR-299 12.54%U3O8/5.5m
WR-286 16.80%U3O8/9.0m
WR-292 5.07%U3O8/7.5m
WR-302 9.09%U3O8/8.5m
WR-272 4.13%U3O8/4.5m
WR-305 25.5%U3O8/6.5m
WR-269 9.8%eU3O8/1.5m
WR-267 19.98%U3O8/3.5m
WR-306 33.22%U3O8/7.5m
WR-283 0.20%eU3O8/6.4m
WR-273 62.6%U3O8/6.0m
WR-288 0.16%eU3O8/3.0m
WR-311 6.66%U3O8/6.5m
WR-249 1.06%U3O8/2.4m
WR-308 2.00%U3O8/2.0m
WR-268 9.26%U3O8/4.5m
Area D
Phoenix Zone A
Area C
Uranium Intersection
pelite
graphitic pelite
graphitic garnetiferous pelite
garnetiferous pelite
pelitic quartzite
quartzite
thrust fault
0
100m
L150
L200
L250
L300
L4300
L600
L650
L700
T200
WR-297
WR-279
WR-276
WR-275
WR-274
WR-273
WR-272
WR-269
WR-267
WR-268
WR-249
WR-280
WR-310
WR-190A
WR-277
WR-278
WR-304
WR-309
WR-309A
WR-298
WR-298-A
WR-282
Phoenix Zone A
Phoenix Zone B
Area C
Area D